NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ("NYSE" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of Class A Common Stock, and Warrants to purchase Class A Common Stock ("Securities") of FiscalNote Holdings, Inc. (the "Company"), and from listing and registration on the Exchange on April 14, 2026, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Units are no longer suitable for continued listing and trading on the NYSE. The Exchange has determined that the Securities are no longer suitable for listing pursuant to Listed Company Manual Section 802.01C, as the Company had fallen below the NYSE's continued listing standard for average closing price of less than $1.00 over a consecutive 30 trading-day period and failed to cure this non-compliance within the required timeframe. On March 25, 2026, the Exchange determined that the Securities of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Units from listing and registration on the NYSE. The Company was notified by letter on March 25, 2026. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on March 25, 2026, and trading in the Securities was immediately suspended. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the "Committee") the determination to delist the Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of the application have been satisfied.